RESIDENT IN ATLANTA OFFICE

DIRECT DIAL: (404) 572- 6810

RKLINGLER@POGOLAW.COM

POWELL GOLDSTEIN LLP

1201 WEST PEACHTREE STREET, N.W., 14TH FL.

ATLANTA, GEORGIA 30309

(404) 572-6600

November 24, 2008

Via Edgar & Email

Division of Corporation Finance

Securities and Exchange Commission

One Station Place, 100 F Street, NE

Washington, D.C. 20549-3628

Attn: Kevin Vaughn

Re:	First Security Group, Inc.
Preliminary Revised Proxy Statement on Schedule 14A
Filed November 20, 2008
File No 000-49747

Ladies and Gentlemen:

On behalf of our client, First Security Group, Inc. (the “Company”), we are responding to the comments received from your office by telephone on November 21, 2008 with respect to the above-referenced Preliminary Revised Proxy Statement on Schedule 14A. We have restated and responded to each of your comments below. Capitalized terms used in this letter have the meanings ascribed to them in the Schedule 14A.

1. Clarify the relevant assumptions used in the pro forma financial statements by specifying the type of securities to be purchased and specifying the assumed effective interest rate.

The Company has revised its pro forma financial statements to clarify that the proceeds of the Capital Purchase Program will be invested in earning assets (consisting of agency guaranteed securities with an assumed effective yield of 5.04% and 5.19% for the year ended December 31, 2007 and the nine months ended September 30, 2008, respectively). The revised pro forma financial statements are attached as Appendix A.

Securities and Exchange Commission

Division of Corporation Finance

November 24, 2008

2. Confirm that the Company used the effective yield method for the accretion of the discount on the preferred stock.:

The Company has recalculated the accretion of the discount on the preferred stock using the effective yield method and revised its pro forma financial statements accordingly. The revised pro forma financial statements are attached as Appendix A.

The Company has made the standard SEC comment acknowledgements, which are attached as Appendix B.

Thank you for your consideration of our responses to your comments. If you have any questions, or if we can be of further assistance to you in the review process, please call me at (404) 572-6810. My fax number is (404) 572-6999.

Very truly yours,

/s/ Robert D. Klingler

Robert D. Klingler

For POWELL GOLDSTEIN LLP

Enclosures

5310457/1

cc:	William L. Lusk, Jr., First Security Group

Appendix A

First Security Group, Inc. and Subsidiary

Pro Forma Consolidated Balance Sheet

	Historical September 30, 2008
		Pro Forma Adjustments		Pro Forma
		Minimum	Maximum	Minimum	Maximum
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
	(in thousands)
Balance Sheet Data:
ASSETS
Cash and due from banks	$26,822	$—	$—	$26,822	$26,822
Securities and other interest earning assets(1)	135,400	11,150	33,449	146,550	168,849
Loans, net of unearned	1,004,132	—	—	1,004,132	1,004,132
Other assets	115,659	—	—	115,659	115,659

TOTAL ASSETS	$1,282,013	$11,150	$33,449	$1,293,163	$1,315,462

LIABILITIES
Total deposits	$976,520	$—	$—	$976,520	$976,520
Borrowings	143,351	—	—	143,351	143,351
Other liabilities	13,611	—	—	13,611	13,611

TOTAL LIABILITIES	1,133,482	—	—	1,133,482	1,133,482

STOCKHOLDERS’ EQUITY
Preferred stock(2)	—	11,150	33,449	11,150	33,449
Common stock	114	—	—	114	114
Warrants(2), (3)	—	882	2,647	882	2,647
Discount on Preferred Stock(4)	—	(882)	(2,647)	(882)	(2,647)
Paid-in surplus	111,927	—	—	111,927	111,927
Unallocated ESOP shares	(3,856)	—	—	(3,856)	(3,856)
Retained earnings	36,487	—	—	36,487	36,487
Accumulated other comprehensive gain	3,859	—	—	3,859	3,859

Total Stockholders’ Equity	148,531	11,150	33,449	159,681	181,980

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$1,282,013	$11,150	$33,449	$1,293,163	$1,315,462

(1)	Assumes the Capital Purchase Program proceeds are invested in earning assets (consisting of agency guaranteed securities). The actual impact to net interest income would be different as First Security expects to utilize a portion of the proceeds to fund future prudent loan growth. However, such impact cannot be estimated at this time as the impact of the investments would vary in timing and pricing.
(2)	Consists of the minimum and maximum Preferred Stock issuance under the Treasury’s Capital Purchase Program. The value of the Preferred Stock and associated warrants are allocated based on the relative fair value of the warrants as compared to the fair value of the Preferred Stock. The Preferred Stock is valued using a discounted cash flow model. The warrants are valued under the Black-Scholes pricing model.
(3)	As described in Section titled “The TARP Capital Purchase Program,” the value of the warrants uses the following assumptions under the Black-Scholes pricing model: the First Security common stock price, dividend yield, stock price volatility, and the risk-free interest rate. The common stock price is based on a 20-day trading day trailing average as of November 17, 2008.
(4)	The discount on the Preferred Stock is amortized over a 5-year period via the effective yield method.

First Security Group, Inc. and Subsidiary

Pro Forma Consolidated Statements of Income

	Historical Twelve months ended December 31, 2007	Pro Forma Adjustments Twelve months ended December 31, 2007		Pro Forma Twelve months ended December 31, 2007

		Minimum	Maximum	Minimum	Maximum
		(unaudited)	(unaudited)	(unaudited)	(unaudited)
	(in thousands, except per share data)
Income Statement Data:
Total interest income(1)	$83,523	$562	$1,686	$84,065	$85,209
Total interest expense	34,601	—	—	34,601	34,601

Net interest income	48,922	562	1,686	49,484	50,608
Provision for loan and lease losses	2,155	—	—	2,155	2,155

Net interest income after provision for loan and lease losses	46,767	562	1,686	47,329	48,453

Total noninterest income	11,300	—	—	11,300	11,300
Total noninterest expense	41,441	—	—	41,441	41,441

Income before income tax	16,626	562	1,686	17,188	18,312
Income tax expense(2)	5,270	197	590	5,467	5,860

Net income	11,356	365	1,096	11,721	12,452
Preferred stock dividends(3)	—	710	2,127	710	2,127

Net income available to common shareholders	$11,356	$(345)	$(1,031)	$11,011	$10,325

Net income per share:
Basic	$0.67	$(0.02)	$(0.06)	$0.65	$0.61
Diluted	$0.66	$(0.03)	$(0.07)	$0.63	$0.59
Dividends declared per common share	$0.20	$—	$—	$0.20	$0.20
Weighted average shares outstanding
Basic	16,959	—	—	16,959	16,959
Diluted(4)	17,293	76	227	17,369	17,520

(1)	Assumes the Capital Purchase Program proceeds are invested in earning assets (consisting of agency guaranteed securities with an assumed effective yield of 5.04%). The actual impact to net interest income would be different as First Security expects to utilize a portion of the proceeds to fund future prudent loan growth. However, such impact cannot be estimated at this time as the impact of the investments would vary in timing and pricing.
(2)	Additional income tax expense is attributable to additional net interest income as described in Note 1 at the statutory rate of 35%.
(3)	Consists of dividends of $558 thousand and $1.7 million for the minimum and maximum investments, respectively, on Preferred Stock at a 5% annual rate as well as $152 thousand and $455 thousand for the minimum and maximum investments, respectively, of accretion on discount on Preferred Stock upon issuance. The discount is determined based on the value that is allocated to the warrants upon issuance. The discount is accreted back to par value on an effective yield method over a 5-year term, which is the expected life of the Preferred Stock upon issuance. The estimated accretion is based on a number of assumptions that are subject to change. These assumptions include the discount (market rate at issuance) rate on the Preferred Stock, and assumptions underlying the value of the warrants. The proceeds are allocated based on the relative fair value of the warrants as compared to the fair value of the Preferred Stock. The fair value of the warrants is determined under a Black-Scholes model. The model includes assumptions regarding First Security’s common stock price, dividend yield, stock price volatility, as well as assumptions regarding the risk-free interest rate. The lower the value of the warrants, the less negative impact on net income and earnings per share available to common shareholders. The fair value of the Preferred Stock is determined based on assumptions regarding the discount rate (market rate) of Preferred Stock (currently estimated at 14%). The lower the discount rate, the less negative impact on net income and earnings per share available to common shareholders.

(4)	As described in the Section titled “The TARP Capital Purchase Program,” the Treasury would receive warrants to purchase a number of shares of our common stock having an aggregate market price equal to 15% of the proceeds on the date of issuance with a strike price equal to the trailing 20-day trading average leading up to the closing date. This pro forma assumes that the warrants would give the Treasury the option to purchase 232,000 and 696,000 shares of First Security common stock, respectively, for the minimum and maximum investment under the Capital Purchase Program. The pro forma adjustment shows the increase in diluted shares outstanding assuming that the warrants had been issued on January 1, 2007 at a strike price of $7.21 (based on First Security’s trailing 20-day average share price as of November 17, 2008) and remained outstanding for the entire period presented. The treasury stock method was utilized to determine dilution of the warrants for the period presented.

First Security Group, Inc. and Subsidiary

Pro Forma Consolidated Statements of Income

	Historical Nine months ended September 30, 2008	Pro Forma Adjustments Nine months ended September 30, 2008		Pro Forma Nine months ended September 30, 2008
		Minimum	Maximum	Minimum	Maximum
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
	(in thousands, except per share data)
Income Statement Data:
Total interest income(1)	$58,251	$433	$1,300	$58,684	$59,551
Total interest expense	23,624	—	—	23,624	23,624

Net interest income	34,627	433	1,300	35,060	35,927
Provision for loan and lease losses	7,091	—	—	7,091	7,091

Net interest income after provision for loan and lease losses	27,536	433	1,300	27,969	28,836

Total noninterest income	9,007	—	—	9,007	9,007
Total noninterest expense	30,032	—	—	30,032	30,032

Income before income tax	6,511	433	1,300	6,944	7,811
Income tax expense(2)	1,838	152	455	1,990	2,293

Net income	4,673	281	845	4,954	5,518
Preferred stock dividends(3)	—	533	1,595	533	1,595

Net income available to common shareholders	$4,673	$(252)	$(750)	$4,421	$3,923

Net income per share:
Basic	$0.29	$(0.02)	$(0.05)	$0.27	$0.24
Diluted	$0.29	$(0.02)	$(0.05)	$0.27	$0.24
Dividends declared per common share	$0.05	$—	$—	$0.05	$0.05

Weighted average shares outstanding
Basic	16,087	—	—	16,087	16,087
Diluted(4)	16,243	27	82	16,270	16,325

(1)	Assumes the Capital Purchase Program proceeds are invested in earning assets (consisting of agency guaranteed securities with an assumed effective yield of 5.19%). The actual impact to net interest income would be different as First Security expects to utilize a portion of the proceeds to fund future prudent loan growth. However, such impact cannot be estimated at this time as the impact of the investments would vary in timing and pricing.
(2)	Additional income tax expense is attributable to additional net interest income as described in Note 1 at the statutory rate of 35%.

(3)	Consists of dividends of $419 thousand and $1.3 million for the minimum and maximum investments, respectively, on Preferred Stock at a 5% annual rate as well as $114 thousand and $341 thousand for the minimum and maximum investments, respectively, of accretion on discount on Preferred Stock upon issuance. The discount is determined based on the value that is allocated to the warrants upon issuance. The discount is accreted back to par value on an effective yield method over a 5-year term, which is the expected life of the Preferred Stock upon issuance. The estimated accretion is based on a number of assumptions that are subject to change. These assumptions include the discount (market rate at issuance) rate on the Preferred Stock, and assumptions underlying the value of the warrants. The proceeds are allocated based on the relative fair value of the warrants as compared to the fair value of the Preferred Stock. The fair value of the warrants is determined under a Black-Scholes model. The model includes assumptions regarding First Security’s common stock price, dividend yield, stock price volatility, as well as assumptions regarding the risk-free interest rate. The lower the value of the warrants, the less negative impact on net income and earnings per share available to common shareholders. The fair value of the Preferred Stock is determined based on assumptions regarding the discount rate (market rate) of Preferred Stock (currently estimated at 14%). The lower the discount rate, the less negative impact on net income and earnings per share available to common shareholders.
(4)	As described in the Section titled “The TARP Capital Purchase Program,” the Treasury would receive warrants to purchase a number of shares of our common stock having an aggregate market price equal to 15% of the proceeds on the date of issuance with a strike price equal to the trailing 20-day trading average leading up to the closing date. This pro forma assumes that the warrants would give the Treasury the option to purchase 232,000 and 696,000 shares of First Security common stock, respectively, for the minimum and maximum investment under the Capital Purchase Program. The pro forma adjustment shows the increase in diluted shares outstanding assuming that the warrants had been issued on January 1, 2008 at a strike price of $7.21 (based on First Security’s trailing 20-day average share price as of November 17, 2008) and remained outstanding for the entire period presented. The treasury stock method was utilized to determine dilution of the warrants for the period presented.

In addition to the pro forma condensed financial statements presented above, the following table shows our historical regulatory capital ratios as of September 30, 2008 for First Security Group, Inc and FSGBank, N.A. as well as pro forma ratios for the minimum and maximum investments under the Treasury’s Capital Purchase Program as if such investments had been made as of September 30, 2008. The minimum investment (1% of risk-weighted assets) is $11.2 million and the maximum investment (3% of risk-weighted assets) is $33.4 million.

Regulatory Capital Ratios	September 30, 2008 Actual	Pro Forma as of September 30, 2008 Assuming Sale of $11.2 million (minimum) of Preferred Stock Pursuant to the Program	Pro Forma as of September 30, 2008 Assuming Sale of $33.4 million (maximum) of Preferred Stock Pursuant to the Program
First Security Group, Inc.
Tier I capital to risk adjusted assets	10.31%	11.20%	12.92%
Total capital to risk adjusted assets	11.48%	12.35%	14.05%
Leverage ratio	9.23%	10.03%	11.60%

FSGBank, N.A.
Tier I capital to risk adjusted assets	9.84%	10.48%	12.05%
Total capital to risk adjusted assets	11.00%	11.64%	13.19%
Leverage ratio	8.79%	9.37%	10.80%

Both First Security and FSGBank are “well capitalized” under regulatory guidelines as of September 30, 2008, even without issuing any Preferred Stock.

APPENDIX B

The undersigned hereby acknowledges and confirms that:

•

the Company is responsible for the adequacy and accuracy of the disclosure in the filing with the Securities and Exchange Commission (the “Commission”) addressed in the letter to the Commission to which this statement is attached;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

This 24th day of November, 2008.

FIRST SECURITY GROUP, INC.

By:	/s/ William L. Lusk, Jr.
William L. Lusk, Jr. Chief Financial Officer